Exhibit 1

Corus Entertainment Inc. - Third Quarter Report to Shareholders

HIGHLIGHTS

(Unaudited)	Three months ended		Nine months ended
(thousands of Canadian dollars except	May 31,		May 31,
per share data)	2005	2004	2005	2004
Revenues	171,890	163,864	507,790	503,845
Segment profit
Radio	22,184	18,273	53,222	43,808
Television	34,670	30,060	110,026	96,343
Content	149	(89,264)	1,796	(83,829)
Corporate	(4,824)	(2,645)	(12,639)	(8,361)
Eliminations	172	(201)	335	(400)
	52,351	(43,777)	152,740	47,561

Net income (loss)	19,430	(51,160)	61,452	(37,155)
Earnings (loss) per share
Basic	$0.45	$(1.20)	$1.44	$(0.87)
Diluted	$0.45	$(1.20)	$1.43	$(0.87)
Weighted average number of shares outstanding (in thousands)
Basic	42,901	42,739	42,751	42,713
Diluted	43,381	42,739	42,965	42,713

Significant Events in the Quarter

•	On March 8, 2005 Corus launched Treehouse On-Demand, Canada’s first subscription video-on-demand service for kids, on Rogers Digital Cable.
•	In March 2005, Corus Radio won three Gold Awards for creative excellence at the 2005 Crystal Awards presented by the Radio Marketing Bureau.
•
On April 14, 2005 the Company increased its financial guidance for fiscal 2005. Segment profit guidance was increased to a range of $190 to $200 million and free cash flow increased to $50 to $60 million.

•
On April 14, 2005 the Company announced an increase to its semi-annual dividend. The dividend payable in June 2005 will increase to $0.045/share and $0.05/share for Class A and B shareholders respectively.

•
On April 21, 2005 Corus and Astral Media Inc. secured federal cabinet approval for an exchange of radio stations in Quebec. Corus Radio is now Quebec’s largest news-talk broadcaster. The transaction closed on May 29, 2005.

•
On April 21, 2005, Corus Radio made podcasts of its popular music documentary programs, The Ongoing History of New Music and Legends of Classic Rock, available for download across Corus’ new rock and classic rock stations.

•
On May 14, 2005, Rolie Polie Olie was awarded its third Emmy Award, it’s second for Outstanding Special Class Animated Program, at the National Television Academy’s 32nd Annual Creative Craft Daytime Emmy Awards.

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Significant Events Subsequent to the Quarter

•
On June 20, 2005 Nickelodeon announced their order of 20 new episodes of Nelvana’s Miss Spider’s Sunny Patch Friends. In its inaugural season on Nick Jr., the show ranked third among all new preschool series on commercial television, right behind the number two show, The Backyardigans, also co-produced by Nelvana.

•	On June 24, 2005 Corus received a payment of U.S.$3.25 million as preliminary consideration for the 2002 disposition of its investment in Klutz.
•
On June 28, 2005 The Association of Canadian Advertisers announced that Corus’ President and Chief Executive Officer, John Cassaday, would be the recipient of the ACA Gold Medal Award for 2004. The award is presented to an individual who has made an outstanding contribution to the advancement of marketing communications in Canada.

•
On July 7, 2005 Corus announced it will launch a non-linear channel, Vortex on Demand, on July 15th with Comcast for the U.S. market. This marks a new era for the delivery of Nelvana content as well as recognition of the appeal of its programming library.

Management’s Discussion and Analysis

The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2004 Annual Report. All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

Certain statements in this report may constitute forward-looking statements and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and changes in accounting standards. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

The third quarter was highlighted by strong net income growth and excellent operating performance from our Radio and Television segments. Net income for the quarter was $19.4 million on revenues of $171.9 million, compared to a net loss of $51.2 million on revenues of $163.9 million in the prior year. The Radio and Television segments delivered segment profit growth of 21% and 15% respectively.

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Third Quarter Results

Revenues

Revenues for the third quarter were $171.9 million, an increase of 5% over the prior year. Radio and Television experienced increases of 12% and 7% respectively driven by exceptionally strong advertising sales growth, while Content revenues were down 27% from the prior year primarily due to lower merchandising sales and reduced episode production.

Operating, general and administrative expenses

Operating, general and administrative expenses for the third quarter were $119.5 million, down 42% from $207.6 million in the prior year. The prior year’s quarter includes an $85.0 million write-down to film investments. Excluding the write-down, operating, general and administrative expenses were down 3% due to lower operating expenses in the Content division associated with lower revenues.

Depreciation

Depreciation expense for the third quarter was $6.8 million, an increase of $0.6 million from last year. The current year’s quarter includes amounts written off on redundant assets.

Amortization

Amortization expense for the third quarter was $1.1 million, down from $1.3 million last year. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized.

Interest on long-term debt

Interest expense for the third quarter was $13.9 million, up from $13.1 million last year primarily due to lower savings on the fixed-to-floating interest rate swap. The effective interest rate for the third quarter was 9.1% compared to 8.5% in the prior year reflecting a higher mix of fixed rate debt as the Company repaid its floating rate bank loans in the first quarter of 2005.

Other income, net

Other income for the third quarter was $1.8 million, compared to a $4.3 million expense in the prior year. The current year’s quarter includes a derivative transaction gain of $0.8 million, while the prior year’s quarter includes an unrealized derivative transaction loss of $4.7 million and foreign exchange losses of $0.7 million.

Income taxes

The effective tax rate for the third quarter was 37.6%, compared to the statutory rate of 36.3%. The higher rate reflects the non-deductability of stock-based compensation.

Net income

Net income for the third quarter was $19.4 million, up from a loss of $51.2 million last year. Earnings per share for the third quarter were $0.45 basic and diluted, compared with a loss per share of $1.20 basic and diluted last year.

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Year to Date Results

Revenues

Revenues for the nine-month period were $507.8 million, up 1% from $503.8 million last year. Radio and Television experienced increases of 11% and 7% respectively, while Content was down 36% from the prior year primarily due to lower merchandising revenues.

Operating, general and administrative expenses

Operating, general and administrative expenses for the nine-month period were $355.1 million, down 22% from $456.3 million in the prior year. The third quarter of fiscal 2004 includes a write-down in film investments of $85.0 million. Excluding the write-down, operating, general and administrative expense were down 4% due primarily to lower operating expenses in the Content division associated with lower revenues.

Depreciation

Depreciation expense for the nine-month period was $17.8 million, a decrease of $1.5 million from last year. This change reflects a lower capital cost base due to reduced capital expenditures and existing assets becoming fully depreciated.

Amortization

Amortization expense for the nine-month period was $3.4 million, down from $5.9 million last year. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized.

Interest on long-term debt

Interest expense for the nine-month period was $41.3 million, down from $41.7 million last year primarily due to savings generated by a fixed-to-floating interest rate swap, and a lower average bank loan balance. The effective interest rate for the nine-month period was 8.8% compared to 8.6% in the prior year.

Other income, net

Other income for the nine-month period was $10.8 million, compared to $1.7 million in the prior year. The current year includes realized and unrealized derivative transaction gains of $4.4 million and foreign exchange gains of $4.2 million, while the prior year includes an unrealized derivative transaction loss of $1.4 million and foreign exchange gains of $0.8 million. The foreign exchange gains in the current year arise from the impact of the strengthening Canadian dollar on Corus’ U.S. dollar bank loan balance, which was repaid in the first quarter.

Income taxes

The effective tax rate for the nine-month period was 36.7%, consistent with the statutory rate of 36.3%.

Net income

Net income for the nine-month period was $61.5 million, up from a loss of $37.2 million last year. Earnings per share were $1.44 basic and $1.43 diluted, compared with a loss per share of $0.87 basic and diluted last year.

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Radio

The Radio division comprises 53 radio stations situated primarily in nine of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

(Unaudited)	Three months ended May 31,		Nine months ended May 31,
(thousands of Canadian dollars)	2005	2004	2005	2004
Revenues	68,340	60,975	187,415	169,552
Operating, general and administrative expenses	46,156	42,702	134,193	125,744
Segment profit	22,184	18,273	53,222	43,808

Revenues for the third quarter were $68.3 million, up 12% from the corresponding period last year. Revenue growth continued in Ontario and Quebec while the West demonstrated significant improvement, with 11% growth in the region. Local and national airtime sales for the division increased over the prior year by 8% and 22%, respectively. Advertising spending across Canada has been strong and collectively, Corus Radio stations out-paced the growth in advertising in the markets in which Corus operates, according to the Trans-Canada Radio Advertising by Market (“TRAM”) report for the nine months ended May 31, 2005.

Revenues for the nine-month period were $187.4 million, up 11% from the corresponding period last year as our stations continued to be well positioned to take advantage of the strong national ad market.

Operating, general and administrative expenses for the third quarter were $46.2 million, up 8% from the corresponding period last year. The increase was primarily due to a combination of factors including higher costs that vary with revenue, copyright fees and additional marketing costs incurred to help drive revenue growth.

Operating, general and administrative expenses for the year to date were $134.2 million, up 7% from the corresponding period last year, mainly due to higher variable costs.

Segment profit for the third quarter was $22.2 million, an increase of 21% over the corresponding period last year reflecting the impact of revenue growth in the quarter. Segment profit for the nine-month period was $53.2 million, up 21% from the corresponding period last year as the strong third quarter results added to the success of the first two quarters.

During the quarter, the Company completed an exchange of radio stations in Quebec with Astral Media Inc. There was no gain or loss for accounting purposes on this transaction.

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Television

The Television division is composed of the following: specialty television networks YTV, Treehouse TV, W Network, Corus’ 80% interest in CMT (Country Music Television), 50.5% interest in Telelatino, 40% interest in Teletoon and a 19.9% interest in Food Network; Corus’ premium television services Movie Central and Encore; interests in three digital television channels, Scream, Discovery Kids and The Documentary Channel; Digital Adventure (now known as Corus Custom Networks), a cable advertising service; three local television stations; and Max Trax, a residential digital audio service.

Financial Highlights

(Unaudited)	Three months ended May 31,		Nine months ended May 31,
(thousands of Canadian dollars)	2005	2004	2005	2004
Revenues	90,508	84,718	270,752	254,092
Operating, general and administrative expenses	55,838	54,658	160,726	157,749
Segment profit	34,670	30,060	110,026	96,343

Revenues for the third quarter were $90.5 million, up 7% over the corresponding period last year. Revenue growth was driven by continued advertising growth of 11% and subscriber growth of 7%, while other non-broadcast related revenues were down in the quarter. On the advertising side, the strong growth was driven by CMT, W and Teletoon. Specialty advertising revenues grew 16% over the prior year’s quarter. The subscriber revenue growth was driven by Movie Central, Corus’ western-based pay television service which grew by 9% in the third quarter and finished the quarter with 735,000 subscribers, up from 707,000 at August 31, 2004. Revenues for the nine-month period were $270.8 million, up 7% from the corresponding period last year. Advertising revenues were up 9% for the nine-month period and subscriber revenues were up 5% over the prior year. Specialty advertising revenues grew 14% over the prior year.

Operating, general and administrative expenses were $55.8 million for the third quarter, up 2% from the prior year. The increase was primarily due to higher overall cost of sales and higher variable costs associated with increased revenues. These increased costs were offset by effective cost containment in general and administrative overhead. These same factors contributed to operating, general and administrative expenses for the nine-month period of $160.7 million, up 2% from the corresponding period last year.

Segment profit for the third quarter was $34.7 million, up 15% from the prior year. Segment profit for the nine-month period was $110.0 million, up 14% from the corresponding period last year.

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Content

The Content division consists of the production and distribution of television programs and the sale and licensing of related products.

Financial Highlights

(Unaudited)	Three months ended May 31,		Nine months ended May 31,
(thousands of Canadian dollars)	2005	2004	2005	2004
Revenues	14,599	19,891	54,368	84,900
Operating, general and administrative expenses	14,450	109,155	52,572	168,729
Segment profit	149	(89,264)	1,796	(83,829)

Revenues for the third quarter were $14.6 million, a decrease of 27% from the prior year.  During the quarter Content produced 28 episodes, primarily of 6Teen, Jacob Two Two, Miss Spider and The Backyardigans compared to 40 episodes plus one direct-to-video feature in the prior year. Revenues were down in the third quarter primarily due to a decline in Beyblade sales combined with fewer episodes and a weaker U.S. dollar.  Revenues for the nine-month period were $54.4 million, down 36% from the corresponding period last year.  Revenues were down for the nine-month period due primarily to the decline in Beyblade revenue in both broadcast sales and licensing.

Operating, general and administrative expenses for the third quarter were $14.5 million, down by 87% from the prior year.  Operating, general and administrative expenses for the nine-month period were $52.6 million, down 69% from the prior year.  In the third quarter of fiscal 2004, the Content division recorded an $85.0 million writedown of its film investments.

Segment profit for the third quarter was $0.1 million, compared to a loss of $89.3 million last year.  Segment profit for the nine-month period was $1.8 million, compared to a loss of $83.8 million last year. The Content division continues to perform in line with the Company’s expectations.

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Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

Financial Highlights

(Unaudited)	Three months ended May 31,		Nine months ended May 31,
(thousands of Canadian dollars)	2005	2004	2005	2004
Stock-based compensation	1,946	527	4,588	2,662
Other general and administrative costs	2,878	2,118	8,051	5,699
General and administrative expenses	4,824	2,645	12,639	8,361

General and administrative expense increased to $4.8 million in the third quarter from $2.6 million in the same period last year. This increase is in line with the Company’s expectations. General and administrative expenses for the nine-month period increased to $12.6 million from $8.4 million last year. Stock-based compensation includes the expenses related to the Company’s Performance Share Units and the issuance of stock options.

The increase in other general and administrative costs of $0.8 million in the third quarter and $2.4 million for the nine-month period relate primarily to increased cost of information technology and SOX implementation costs and lower allocation of corporate services to operating divisions as certain finance, legal and communication functions were decentralized.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data from the consolidated statements of income and retained earnings (deficit) for each of the eight most recent quarters ended May 31, 2005. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2004.

(thousands of				Earnings (loss) per share
Canadian dollars)	Revenues	Segment profit	Net income (loss)	Basic and diluted
2005
3rd Qtr	171,890	52,351	19,430	$0.45
2nd Qtr	155,300	38,024	12,945	0.30
1st Qtr	180,600	62,365	29,077	0.68
2004
4th Qtr	162,959	42,837	14,018	$0.33
3rd Qtr	163,864	(43,777)	(51,160)	(1.20)
2nd Qtr	155,019	34,069	8,305	0.19
1st Qtr	184,962	57,269	5,700	0.13
2003
4th Qtr	175,138	41,737	12,432	$0.29

Seasonal Fluctuations

As discussed in Management’s Discussion and Analysis for the year end August 31, 2004, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

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Significant items causing variations in quarterly results

•
The first quarter of fiscal 2004 was impacted by the Ontario government’s decision to cancel previously announced reductions to future tax rates and to increase current tax rates. This change in Ontario tax rates caused an increase in the Company’s non-cash income tax expense and net future tax liability position of $17.8 million ($0.42/share).

•
The third quarter of fiscal 2004 was impacted by a non-cash, after-tax write-down in film investments of $60.3 million ($1.41/share) resulting from the Company’s decision to lower estimates of future revenue as a result of a challenging library market and lower U.S. dollar. The pre-tax write-down of $85.0 million was recorded in operating, general and administrative expenses.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2004.

Financial Position

Total assets at May 31, 2005 were $1.93 billion compared to $1.90 billion at August 31, 2004. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2004.

Current assets increased by $18.9 million. Cash and cash equivalents increased by $14.4 million. Accounts receivable and program rights increased by $8.8 million and $1.7 million respectively. Prepaid expenses decreased by $0.7 million. The increased accounts receivable balance results from increased revenues at Radio and Television. The decrease in prepaid expenses reflects the timing of certain expenditures such as insurance.

Non-current assets increased by $12.0 million. Tax credits receivable increased by $5.5 million due to accruals made related to film production. Capital assets decreased by $8.5 million as capital expenditures of $10.8 million were offset by depreciation of $17.8 million and asset disposals of $2.2 million. Program and film rights (current and non-current) increased by $14.0 million, as accruals for acquired rights of $97.8 million were offset by amortization of $83.9 million. Film investments increased by $8.9 million, as net film spending of $39.2 million was offset by film amortization and accruals for tax credits. Deferred charges decreased by $2.6 million due primarily to amortization. Broadcast licenses increased by $6.1 million as a result of the Quebec radio station swap with Astral, while goodwill decreased by $9.2 million as a result of the sale of Locomotion’s assets and the Quebec radio station swap.

Current liabilities increased by $4.4 million. Accounts payable and accrued liabilities increased by $4.0 million and income taxes payable increased by $0.4 million. Accounts payable and accrued liabilities related to working capital decreased by $7.5 million, due to the timing of interest payments, while non-working capital accruals for program rights and film investments increased by $11.5 million.

Non-current liabilities decreased by $35.0 million. Long-term debt decreased by $58.4 million, resulting from repayments of $34.0 million and foreign exchange translation adjustments. Deferred credits increased by $14.4 million, as payments of $5.3 million for public benefits related to acquisitions were offset by $21.7 million in deferred foreign exchange gains for the year and other working capital adjustments. Net future tax liability (including current asset) increased by $10.4 million primarily as a result of the utilization of tax loss carryforwards.

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Share capital increased by $0.9 million primarily as a result of the exercising of employee stock options. Contributed surplus increased by $1.7 million as a result of expensing stock options for the period. Cumulative translation adjustment decreased by $1.5 million primarily due to the effect of exchange rate fluctuation on the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $9.2 million in the third quarter, and increased by $14.4 million in the nine months ended May 31, 2005.

Cash provided by operating activities for the third quarter was $13.9 million, compared to $8.1 million last year. An increase in net income adjusted for non-cash items of $1.9 million and decrease of $5.3 million in film expenditures were offset by an increase in investment in non-cash working capital of $1.5 million. Cash provided by operating activities for the nine-month period was $61.1 million compared to $60.1 million in the prior year. An increase in net income adjusted for non-cash items of $3.9 million and reduced expenditures in film of $4.8 million were offset by an increase of $8.2 million in program rights expenditures.

Cash used in investing activities was $4.6 million for the third quarter compared to $9.2 million last year. Cash used in investing activities for the nine month period was $11.0 million, compared to $21.6 million in the prior year, as there were reduced requirements for capital expenditures, investments and payments for public benefits associated with acquisitions, as well as proceeds from the sale of non-core assets.

Cash used in financing activities in the third quarter was $0.1 million compared to $0.7 million last year. Cash used in financing activities for the nine month period was $35.7 million, compared to $2.5 million in the prior year, as the Company paid down its U.S. dollar denominated bank loan balance of $34.0 million in the first quarter of fiscal 2005.

Net debt and adjusted net debt

At May 31, 2005, net debt was $361.1 million, down from $433.9 million at August 31, 2004. Adjusted net debt at May 31, 2005 was $494.4 million, down from $545.5 million at August 31, 2004. Adjusted net debt to adjusted segment profit at May 31, 2005 was 2.5 times, down from 3.1 times at August 31, 2004.

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Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2004, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures.

Free cash flow

	Three months ended May 31,		Nine months ended May 31,
(thousands of Canadian dollars)	2005	2004	2005	2004
Cash provided by (used in):
Operating activities	13,910	8,070	61,070	60,129
Investing activities	(4,592)	(9,180)	(10,979)	(21,552)
Free cash flow	9,318	(1,110)	50,091	38,577

Net debt and adjusted net debt

(thousands of Canadian dollars)	As at May 31, 2005	As at August 31, 2004
Long-term debt	470,700	529,139
Cash and cash equivalents	(109,622)	(95,231)
Net debt	361,078	433,908
Unrealized cumulative foreign exchange gains	133,300	111,625
Adjusted net debt	494,378	545,533

Adjusted net debt to adjusted segment profit

(thousands of Canadian dollars except ratios)	As at May 31, 2005	As at August 31, 2004
Adjusted net debt [numerator]	494,378	545,533
Adjusted segment profit Segment profit (1)	195,577	90,398
Write-down of investment in film (1)	-	85,000
Adjusted segment profit [denominator]	195,577	175,398
Adjusted net debt to adjusted segment profit	2.5	3.1

(1)    Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” of Management’s Discussion and Analysis.

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CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited]	As at May 31,	As at August 31,
(in thousands of Canadian dollars)	2005	2004
ASSETS
Current
Cash and cash equivalents	109,622	95,231
Accounts receivable	152,414	143,641
Prepaid expenses and other	8,969	9,674
Program and film rights	94,510	92,786
Future tax asset	8,427	13,719
Total current assets	373,942	355,051

Tax credits receivable	16,237	10,774
Investments and other assets	41,235	41,683
Capital assets, net	73,629	82,105
Program and film rights	44,847	32,523
Film investments [note 3]	65,722	56,867
Deferred charges	16,689	19,305
Broadcast licenses	515,170	509,040
Goodwill [note 4]	780,301	789,518
	1,927,772	1,896,866

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	165,387	161,397
Income taxes payable	4,982	4,567
Total current liabilities	170,369	165,964

Long-term debt [note 5]	470,700	529,139
Deferred credits [note 6]	160,540	146,164
Future tax liability	174,227	169,085
Other long-term liabilities	18,558	16,203
Non-controlling interest	10,658	9,131
Total liabilities	1,005,052	1,035,686

SHAREHOLDERS’ EQUITY
Share capital [note 7]	884,996	884,053
Contributed surplus	2,999	1,287
Retained earnings (deficit)	43,270	(17,122)
Cumulative translation adjustment [note 11]	(8,545)	(7,038)
Total shareholders’ equity	922,720	861,180
	1,927,772	1,896,866

See accompanying notes

On behalf of the Board,

John M. Cassaday	Heather A. Shaw
President and Chief Executive Officer	Executive Chair

July 14, 2005

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CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

[unaudited]	Three months ended		Nine months ended
(in thousands of Canadian dollars	May 31,		May 31,
except per share amounts)	2005	2004	2005	2004
Revenues	171,890	163,864	507,790	503,845
Operating, general and administrative expenses	119,539	207,641	355,050	456,284
	52,351	(43,777)	152,740	47,561
Depreciation	6,811	6,173	17,828	19,285
Amortization	1,130	1,344	3,448	5,931
Interest on long-term debt	13,861	13,086	41,276	41,683
Other expenses (income), net	(1,821)	4,316	(10,789)	(1,748)
Income (loss) before income taxes and non-controlling interest	32,370	(68,696)	100,977	(17,590)
Income tax expense (recovery)	12,170	(18,518)	37,061	17,243
Income (loss) before non-controlling interest	20,200	(50,178)	63,916	(34,833)
Non-controlling interest	(770)	(982)	(2,464)	(2,322)
Net income (loss) for the period	19,430	(51,160)	61,452	(37,155)
Retained earnings (deficit), beginning of period	23,840	21,080	(17,122)	8,135
Dividends paid	-	-	(1,060)	(1,060)
Retained earnings (deficit), end of period	43,270	(30,080)	43,270	(30,080)

Earnings per share [note 9]
Basic	$0.45	$(1.20)	$1.44	$(0.87)
Diluted	$0.45	$(1.20)	$1.43	$(0.87)

Weighted average number of shares outstanding [in thousands]
Basic	42,901	42,739	42,751	42,713
Diluted	43,381	42,739	42,965	42,713

See accompanying notes

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CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited]	Three months ended May 31,		Nine months ended May 31,
(in thousands of Canadian dollars)	2005	2004	2005	2004
OPERATING ACTIVITIES
Net income (loss) for the period	19,430	(51,160)	61,452	(37,155)
Add (deduct) non-cash items:
Depreciation	6,811	6,173	17,828	19,285
Amortization of program and film rights	29,263	29,006	83,854	81,077
Amortization of film investments	6,705	96,567	24,528	124,471
Other amortization	1,130	1,344	3,448	5,931
Future income taxes	1,947	(22,477)	10,388	(5,060)
Non-controlling interest	770	982	2,464	2,322
Foreign exchange losses (gains)	-	720	(2,747)	(714)
Stock-based compensation	1,946	527	4,588	2,662
Unrealized derivative losses (gains)	298	4,712	(3,278)	5,746
Other	(287)	(328)	(245)	(150)
Net change in non-cash working capital balances related to operations	(14,461)	(12,916)	(16,263)	(16,740)
Payment of program and film rights	(27,237)	(27,414)	(85,788)	(77,550)
Net additions to film investments	(12,405)	(17,666)	(39,159)	(43,996)
Cash provided by operating activities	13,910	8,070	61,070	60,129

INVESTING ACTIVITIES
Additions to capital assets	(4,538)	(4,422)	(10,776)	(11,956)
Decrease (increase) in investments, net	109	(2,319)	(906)	(2,259)
Decrease in public benefits associated with acquisitions	(3,142)	(2,459)	(5,287)	(7,473)
Proceeds from sale of assets	2,979	20	6,822	136
Additions to deferred charges	-	-	(832)	-
Cash used in investing activities	(4,592)	(9,180)	(10,979)	(21,552)

FINANCING ACTIVITIES
Decrease in bank loans	-	-	(34,017)	(2,637)
Decrease in other long-term liabilities	(185)	(226)	(629)	(677)
Issuance of shares under stock option plan	48	23	735	2,212
Dividends paid	-	-	(1,060)	(1,060)
Dividends paid to non-controlling interest	-	(521)	(937)	(521)
Other	-	-	208	210
Cash used in financing activities	(137)	(724)	(35,700)	(2,473)
Net increase (decrease) in cash and cash equivalents during period	9,181	(1,834)	14,391	36,104
Cash and cash equivalents, beginning of period	100,441	81,812	95,231	43,874
Cash and cash equivalents, end of period	109,622	79,978	109,622	79,978

See accompanying notes

Corus	14

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2005
(in thousands of Canadian dollars except share information)

1.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”]. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2004.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. Each of our broadcasting businesses (Radio and Television) and our Content business have unique seasonal aspects.

For our broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity and the second quarter tends to be the weakest, consistent with lower consumer spending in winter months.

For our Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter. As well, cash flows may also fluctuate and are not necessarily closely related to revenue recognition.

2.    BUSINESS COMBINATIONS

Effective May 29, 2005, Corus completed an asset exchange with Astral Media Inc, that resulted in Corus acquiring eight stations in Quebec in exchange for five Corus-owned stations in Quebec, as well as other consideration. This transaction was accounted for using the purchase method. The results of operations of the eight stations previously owned by Astral are included in Corus’ consolidated financial statements from the date of the transaction. The transaction allocation summarized below is preliminary and the amounts assigned to broadcast licenses, goodwill and accrued liabilities may be adjusted in subsequent periods. Accrued liabilities includes a severance accrual of approximately $1,200, which will be substantially settled by year-end, except for accruals relating to salary continuance. No gain or loss was recorded on this transaction.

Corus	15

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2005
(in thousands of Canadian dollars except share information)

Consideration given:
Capital assets	2,000
Broadcast licenses	2,047
Goodwill	6,917
Transaction costs	760
11,724

Assigned value of net assets acquired:
Cash	2,500
Capital assets	2,747
Broadcast licenses	8,177
Accrued liabilities	(1,700)
11,724

3.    FILM INVESTMENTS

	As at May 31, 2005	As at August 31, 2004
Projects in development and in process, net of advances	19,065	15,990
Completed projects and distribution rights	33,090	31,843
Investments in third party film projects	13,567	9,034
	65,722	56,867

4.    GOODWILL

During the second quarter the Company sold its 50% share in the assets of the Locomotion Channel to a wholly-owned subsidiary of Sony Pictures Inc. for an aggregate $6,200 purchase price. The purchase price is to be paid out over three years and a portion is subject to certain performance related holdbacks. There was a reduction of $2,300 in goodwill, and no gain or loss for  accounting purposes on this disposition.

As discussed in note 2, during the third quarter the Company completed the exchange of certain radio stations in Quebec with Astral Media Inc. This transaction resulted in a reduction of $6,917 in goodwill.

5.    LONG TERM DEBT

	As at May 31, 2005	As at August 31, 2004
Senior subordinated notes
Principal amount translated into Canadian dollars at hedged rate	604,000	604,000
Unrealized cumulative foreign exchange gains	(133,300)	(111,625)
Senior subordinated notes translated at the current rate	470,700	492,375
Bank loans	-	36,764
	470,700	529,139

Corus	16

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2005
(in thousands of Canadian dollars except share information)

Effective January 31, 2005 the Company’s credit facility, including bank loans, with a syndicate of banks was amended. The amendment resulted in an extension of the maturity of the facility to January 31, 2009. The amount committed is $215,000 which is available on a revolving basis and repayable at maturity. Other terms of the amended credit facility are substantially similar to the prior credit facility.

6.    DEFERRED CREDITS

	As at May 31, 2005	As at August 31, 2004
Public benefits associated with acquisitions	25,815	31,102
Cross-currency agreements translated into Canadian dollars at the current rate	133,300	111,625
Unearned revenue from distribution and licensing of film rights	847	2,800
Other	578	637
	160,540	146,164

7.    SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of a majority of the existing Class A shareholders, an unlimited number of Class A participating shares (“Class A Voting Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Issued and Outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2004 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance, August 31, 2004	1,724,929	26,715	41,014,099	857,338	884,053
Issuance of shares under Stock Option Plan	-	-	29,202	735	735
Repayment of executive stock purchase loans	-	-	-	208	208
Balance, May 31, 2005	1,724,929	26,715	41,043,301	858,281	884,996

There were no significant changes to the outstanding share capital subsequent to quarter end.

Corus	17

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2005
(in thousands of Canadian dollars except share information)

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors, and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

During the first nine months of fiscal 2005, the Company granted 443,600 stock options with a weighted average exercise price of $23.80 per share, and a term of seven and a half years. The weighted average fair value of the stock options granted in the first nine months of fiscal 2005 was $9.02 per option.

As at May 31, 2005, the Company has outstanding stock options for 3,510,896 Class B Non-Voting Shares, of which 2,164,131 are exercisable.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2005	Fiscal 2004
Expected life	Five years	Five years
Risk-free interest rates	4.31%	4.08% to 4.67%
Dividend yield	0.21%	0.19%
Volatility	35.98%	37.21% to 39.52%

The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. The Company has recorded stock-based compensation expense for the three and nine month periods of $567 and $1,712 respectively (2004 - $327 and $977 respectively) and this has been credited to contributed surplus.

For options granted to employees up to August 31, 2003, had compensation costs for the Company's Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
Net income	19,430	(51,160)	61,452	(37,155)
Pro forma net income	19,032	(51,598)	60,180	(38,840)
Pro forma basic earnings per share	$0.44	$(1.21)	$1.41	$(0.91)
Pro forma diluted earnings per share	$0.44	$(1.21)	$1.40	$(0.91)

Corus	18

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2005
(in thousands of Canadian dollars except share information)

8.    BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment is comprised of 53 radio stations, situated primarily in high growth urban centres in Canada. Revenues are derived from advertising broadcast over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, digital audio services and cable advertising services. Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the production and distribution of television programs and the sale and licensing of related products. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing. Prior to the first quarter of fiscal 2005, the Content segment had been reported with two components: Content - production and distribution; and Content - branded consumer products. Corus has changed the structure of its internal organization such that the production and distribution of television products and the licensing of related products are managed as an integrated business process, and are not meaningful to view as separate business activities. Commencing with the first quarter of fiscal 2005, the results of the Content division have been disclosed in aggregate, and the corresponding items of segment information for earlier periods have been restated.

Except as noted above, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance based on revenues less operating, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

Corus	19

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2005
(in thousands of Canadian dollars except share information)

(a)    Revenues and segment profit

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
Revenues
Radio	68,340	60,975	187,415	169,552
Television	90,508	84,718	270,752	254,092
Content	14,599	19,891	54,368	84,900
Eliminations	(1,557)	(1,720)	(4,745)	(4,699)
	171,890	163,864	507,790	503,845

Segment profit
Radio	22,184	18,273	53,222	43,808
Television	34,670	30,060	110,026	96,343
Content	149	(89,264)	1,796	(83,829)
Corporate	(4,824)	(2,645)	(12,639)	(8,361)
Eliminations	172	(201)	335	(400)
	52,351	(43,777)	152,740	47,561

The corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b)    Segment assets

	As at May 31, 2005	As at August 31, 2004
Radio	713,907	705,000
Television	880,931	855,186
Content	170,337	187,119
Corporate	163,698	151,782
Eliminations	(1,101)	(2,221)
	1,927,772	1,896,866

Assets are located primarily within Canada.

Corus	20

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2005
(in thousands of Canadian dollars except share information)
9.    EARNINGS (LOSS) PER SHARE

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts.

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
Net income (loss) for the period [numerator]	19,430	(51,160)	61,452	(37,155)

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding - basic	42,901	42,739	42,751	42,713
Effect of dilutive securities	480	-	214	-
Weighted average number of shares outstanding - diluted	43,381	42,739	42,965	42,713

10.    CONSOLIDATED STATEMENT OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
Interest paid	26,805	24,233	53,818	55,891
Interest received	641	535	1,910	1,430
Income taxes paid	9,670	1,928	29,375	25,027

11.    FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income (loss) and retained earnings (deficit) as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while others are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended May 31,		Nine months ended May 31,
	2005	2004	2005	2004
Operating, general and administrative expenses	375	578	(650)	(607)
Other income, net	(168)	742	(4,153)	(833)
Total foreign exchange gains	207	1,320	(4,803)	(1,440)

    An analysis of the cumulative translation adjustment shown separately in shareholders’ equity is as follows:

Corus	21

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2005
(in thousands of Canadian dollars except share information)

Balance, August 31, 2004	(7,038)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(1,954)
Other	447
Balance, May 31, 2005	(8,545)

12.    RELATED PARTY TRANSACTIONS

In the first quarter of fiscal 2005, Corus acquired a cable advertising business for $0.9 million in cash from Shaw Communications Inc., a company subject to common voting control. All other related party transactions in the quarter were in the normal course of business, as described in note 26 of the consolidated financial statements for the year ended August 31, 2004.

13.    SUBSEQUENT EVENTS

In April 2002, Corus sold Klutz, its U.S. publishing business, to Scholastic Inc. The terms of the transaction included a three year earn-out provision based on future revenues that could result in additional consideration becoming payable to Corus. In June 2005, Corus received $4,088 (US$3,257) as preliminary consideration for this transaction. This amount will be recorded as a gain in the fourth quarter.

14.    COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2005 consolidated financial statements.

Corus	22